Wallbox Completes Approximately €11.8 Million Equity Raise and Secures Additional €4 Million Investment

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The transactions comprise the previously announced €10.65 million equity raise, and include a separate €4 million investment by FOCUS ON NEXT FRONTIER (FOCUS).

Barcelona, Spain — July 2, 2026 — Wallbox N.V. (NYSE: WBX) ("Wallbox" or the "Company", and together with its consolidated subsidiaries, the "Group"), a global provider of electric vehicle charging and energy management solutions, today announced the successful completion of the conditions for the effectiveness of its previously announced financial restructuring, including the completion of an approximately €11.8 million equity raise, as well as a separate €4 million investment by FOCUS ON NEXT FRONTIER (FOCUS), the investment company through which Rafael Ruiz channels his industrial holdings.

The approximately €11.8 million equity raise represents the completion of the equity financing contemplated under the Company's restructuring plan. It includes the previously announced €10.65 million equity financing, together with approximately €1.1 million resulting from the capitalization of the original issue discount (OID) and paid-in-kind (PIK) interest accrued under the bridge loan entered in April 2026 with the relevant shareholders. The transaction included the participation of Wallbox's reference shareholders and the previously announced €5 million investment by the Generalitat de Catalunya, through IFEM.

In a separate transaction, FOCUS completed a €4 million investment in Wallbox, joining the Company as a new shareholder. The investment is part of FOCUS’s strategy of executing its investment plan in industrial holdings of high-technology companies.

Following the expiration of the applicable objection and appeal periods without any challenges being filed, the court approval of the restructuring plan is now final and non-appealable.

The completion of the customary post-approval formalities and conditions for effectiveness of the restructuring plan, together with the equity raise contemplated therein and the additional investment by FOCUS, marks an important milestone for the Company, strengthening its balance sheet, reinforcing its liquidity position and providing a solid foundation to execute its long-term business strategy.

"We are delighted to welcome FOCUS, the investment company of Rafael Ruiz, as a new shareholder in Wallbox and are grateful for the confidence he has placed in our company," said Enric Asunción, Chief Executive Officer and co-founder of Wallbox. "Rafael's extensive experience in the automotive industry and deep understanding of the transformation taking place in mobility make FOCUS a valuable addition to our shareholder base. Together with the support of the Generalitat de Catalunya, through IFEM, our reference shareholders and our financial partners, this investment reflects strong confidence in our long-term strategy and reinforces our ability to execute it."

For further information regarding the transactions described above, please refer to the Company's Form 6-K filed with the U.S. Securities and Exchange Commission.

About Wallbox
Wallbox is a global technology company, dedicated to changing the way the world uses energy. Wallbox creates advanced electric vehicle charging and energy management systems that redefine the relationship between users and the network. Wallbox goes beyond charging electric vehicles to give users the power to control their consumption, save money and live more sustainably. Wallbox offers a complete portfolio of charging and energy management solutions for residential, semi-public, and public use in more than 100 countries around the world. Founded in 2015 in Barcelona, where the company’s headquarters are located, Wallbox currently has offices across Europe, Asia, and America. For more information, visit www.wallbox.com

Forward Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements contained in this press release other than statements of historical fact should be considered forward-looking statements, including, without limitation, statements regarding Wallbox’s ability to enter into definitive agreements with its relevant creditors and key shareholders giving effect to the provisions of the Commercial Agreement, including the term sheet referenced above, and otherwise effectuate the proposed capital restructuring, expected future operating results and financial position, profitability and cost optimization, industry and company growth, business strategy and plans and market opportunity. The words “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “focus,” “forecast,” “intend,” “likely,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” ”target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Wallbox’s history of operating losses; the adoption and demand for electric vehicles including the success of alternative fuels, changes to rebates, tax credits and the impact of government incentives or reduction thereof; political and economic uncertainty and macroeconomic factors, such as impacts from tariffs and trade barriers, geopolitical conflicts, consumer spending, inflation and foreign exchange rates; the accuracy of Wallbox’s forecasts and projections including those regarding its market opportunity; competition; risks related to losses or disruptions in Wallbox’s supply or manufacturing partners; Wallbox’s reliance on the third-parties outside of its control; risks related to Wallbox’s technology, intellectual property and infrastructure; executive orders and regulatory changes under the U.S. political administration and uncertainty therefrom, as well as the other important factors discussed under the caption “Risk Factors” in Wallbox’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, as such factors may be updated from time to time in its other filings with the Securities and Exchange Commission (the “SEC”), accessible on the SEC’s website at www.sec.gov and the Investors Relations section of Wallbox’s website at investors.wallbox.com. Any such forward-looking statements represent management’s estimates as of the date of this press release. Any forward-looking statement that Wallbox makes in this press release speaks only as of the date of such statement. Except as required by law, Wallbox disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

Wallbox Public Relations Contact: Wallbox Investor Contact:

Albert Cabanes Michael Wilhelm

Public Relations Corporate Development & IR

Press@wallbox.com Investors@wallbox.com